John C. Gerspach Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022

August 23, 2011

VIA EDGAR CORRESPONDENCE

Stephanie Hunsaker

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                           Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 5, 2011

File No. 001-09924

Dear Ms. Hunsaker:

Enhancement of Citigroup Inc.’s (“Citigroup” or “Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated August 1, 2011.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

U.S. Consumer Mortgage Lending, page 72

1.              We note your response to prior comment seven regarding your second mortgages and home equity lines of credit.  Please revise future filings to provide the information discussed in your response, including the following:

In response to the Staff’s comments below, in its future filings, so long as material, Citi intends to provide additional disclosure similar to that presented in the last bullet point of this response.

•                  Discuss the fact that you are able to track when the first lien position is in default when you own or service the first lien, and the steps you perform to manage account strategy when you are not the owner or servicer of the first lien.

As we stated in direct response to the Staff’s prior comment #7, Citi is able to track whether the first lien is in default when Citi is the owner or servicer of the first lien.  However, whether or not Citi owns the first lien position is not the driving factor in Citi’s overall management of account strategy for its home equity loans.  Rather, as we stated in our prior response, for all home equity loan borrowers, regardless of who owns or services the first lien, account strategy is managed based on refreshed credit bureau scores (which reflect the borrower’s performance on all debt (secured and unsecured) and would include a first lien mortgage, if any), refreshed LTV ratios and other borrower credit-related information.  Thus, Citi does not believe it is meaningful or relevant to disclose the fact that it is able to track whether the first lien position is in default when we own or service the first lien in discussing its management of account strategy for home equity loans.

See Citi’s proposed disclosure in the last bullet of this response below regarding Citi’s management of account strategy for home equity loans.

•                  Discuss in a risk factor and/or the Management’s Discussion and Analysis section the information currently redacted under the first bullet point of your response.

Citi does not intend to include in its future filings the information redacted under the first bullet point of our response to the Staff’s prior comment #7.  This information was provided to the Staff to convey, in direct response to the Staff’s prior comment, that where Citi does not own or service the first lien position, we cannot determine the default status of such loan.  However, as discussed above, this information is not material or relevant in the context of Citi’s home equity loan account management strategy as we believe the information Citi obtains, including without limitation refreshed credit bureau scores and other information as discussed above, is appropriate for this purpose.

•                  You state in your response that you do not manage the risk of mortgage loans in a junior lien differently based on the information gained from owning or servicing the first mortgage loan.  However, to the extent there is any difference in information that you have access to if you do not own or service the first lien, please address how that is taken into consideration in developing the appropriate allowance for loan loss for your second mortgages.  Additionally, to the extent there is a difference in information available, we believe you should disclose the percentage of second mortgage loans for which you do not own or service the first lien.

Citi does not manage its home equity loan risk or assess reserve adequacy differently based on the information gained from owning or servicing the first mortgage loan, and we do not believe the information is necessarily meaningful or relevant for purposes of our home equity loan management.  However, in response to the Staff’s comment, in future filings Citi intends to include additional disclosure similar to that set forth in the last bullet point below, which will include the percentage of our second mortgage loans for which we own or service the first lien.

•                  Disclose the fact that the default and delinquency statistics for second liens where you own or service the first lien have historically been better than those where you do not own or service the first lien.  To the extent possible, please discuss why you believe that trend occurs.

In response to the Staff’s comment, see Citi’s proposed disclosure in the last bullet of this response below.

•                  Discuss when the vast majority of your home equity lines of credit convert to amortizing.

In response to the Staff’s comment, see Citi’s proposed disclosure in the last bullet of this response below.

•                  Discuss the changes you made related to new originations of home equity lines of credit in June 2010, as well as the typical terms of your existing home equity lines and loans.

In response to the Staff’s comment, see Citi’s proposed disclosure in the last bullet of this response below.

•                  Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.

In Citi’s experience, the first lien holder does not typically contact the junior lien holder(s) when a modification is requested.  However, under the HAMP modification program, junior lien holders have access to a data warehouse maintained by Lender Processing Services’ Applied Analytics Division (LPS) showing first liens that are either within the trial period, or that have been denied or have received a HAMP modification.  Citi considers the data available through LPS as part of the mix of information, as discussed in this response or otherwise, in estimating the probable losses inherent in these home equity loans and in assessing the adequacy of the related allowance for loan losses.

•                  Tell us whether the first lien holder contacts you prior to foreclosure.  As part of your response, please tell us whether your 2nd lien is typically shown as current and performing when the first lien holder files a foreclosure notice.

In Citi’s experience, the first lien holder does not typically contact the junior lien holder(s) prior to foreclosure.  Whether or not the first lien is delinquent, which would include those first liens where the holder has filed a foreclosure notice, as long as the 2nd lien is performing, the 2nd lien continues to be reported as current.  Further, Citi supplementally advises the Staff that, as of June 30, 2011, of our home equity loans that are current and for which we own or service the first mortgage, approximately 3% have residential first mortgages that are delinquent.

•                  Tell us and disclose in future filings the loss severity typically experienced on your junior lien loan.

Page 51 of our Quarterly Report on Form 10-Q for the period ended June 30, 2011 (“2Q 2011 Form 10-Q”) includes disclosure of quarterly net credit loss amounts and percentages for Citi’s North America Consumer residential first mortgages and home equity loans for the past nine quarters.  We believe this provides relevant, widely-understood metrics of credit loss experience for such loans and is comparable to how our peers disclose their loan loss experience.  In future filings, we will continue to disclose such net credit loss amounts and percentages for such loans, as long as we consider it material to the financial statement user.

In response to the Staff’s comments above, so long as material, Citi intends to include additional disclosure similar to the following in its future filings:

“Home equity loans consist of both fixed rate home equity loans and loans extended under home equity lines of credit.  Fixed rate home equity loans are fully amortizing.  Home equity lines of credit allow for amounts to be drawn for a period of time and then, at the end of the draw period, the then-outstanding amount is converted to an amortizing loan.  After conversion, the loan typically has a 20-year amortization repayment period.  Historically, Citi’s home equity lines of credit typically had a ten-year draw period.  Beginning in June 2010, however, Citi’s new originations of home equity lines of credit typically have a five-year draw period as Citi changed these terms to mitigate risk due to the economic environment and declining home prices.  The vast majority of Citi’s home equity loans extended under lines of credit as of XX contractually begin to amortize after XXXX.

As of September 30, 2011, the percentage of home equity loans in the second lien position where Citi also owned or serviced the first lien was approximately XX%.  However, for all home equity loans (regardless of whether Citi owns or services the first lien), Citi manages account strategy through obtaining and reviewing refreshed credit bureau scores (which reflect the borrower’s performance on all of its debts, including a first lien, if any), refreshed LTV ratios and other borrower credit-related information.  Historically, the default and delinquency statistics for second liens where Citi also owns or services the first lien have been better than for those where Citi does not own or service the first lien, which Citi believes is generally attributable to origination channels and better credit characteristics of the portfolio, including FICO and LTV for those second liens where Citi also owns or services the first lien.”

Financial Statements

Note 6. Commissions and Fees, page 163

2.              We note your response and proposed disclosure to prior comment 12.  However, we note that you do not propose disclosing information describing your trading-related fees income and other consumer fees and commissions income.  Please revise future filings to include this information, as provided in your response, related to these two fee and commission income categories.

Citi notes for the Staff that we disclosed the information describing our trading-related fees income in the Commissions and Fees Note on page 108 of our 2Q 2011 Form 10-Q.  In future filings, we intend to also disclose information similar to that presented in our prior response describing our other consumer fees and commissions income.

Note 16. Loans, page 195

3.              We note your response to prior comment 19 regarding your policy related to interest income recognition on impaired consumer loans.  We note that your response and proposed disclosure indicates that your interest recognition policy on classifiably-managed consumer loans is identical to your disclosed policy for corporate loans on page 142.  However, it is unclear from your response how this is the case as your disclosed policy for corporate loans indicates that when there is doubt regarding the ultimately collectability of principal on a corporate loan, all cash receipts are applied to reduce the recorded investment in the loan, and your policy for consumer loans appears to be that all cash receipts on delinquency-managed consumer loans are generally recorded as revenue.  Thus, please advise, or revise your proposed disclosure to clarify this apparent inconsistency.

As noted in the Consumer loans sections of Note 1 (page 142) and Note 16 (page 195) of Citi’s 2010 Annual Report on Form 10-K, Consumer loans include certain commercial loans.  These commercial loans are managed by Citi’s Consumer business and are classifiably-managed (i.e., risk-rated).  At both June 30, 2011 and December 31, 2010, these classifiably-managed loans represented less than 9% of the total Consumer loan portfolio.

As noted in our prior response, Citi’s interest recognition policy for its classifiably-managed Consumer loans, as opposed to other Consumer loans, is identical to that for its Corporate loans, and we proposed disclosure to clarify this.  Therefore, in Note 12 (page 128) of our 2Q 2011 Form 10-Q, we included the following disclosure as footnotes to the Impaired Consumer Loans tables for the three and six months ended June 30, 2011 and 2010, consistent with our prior response:

“Cash interest receipts on smaller-balance homogeneous loans are generally recorded as revenue.  The interest recognition policy for classifiably-managed commercial market loans is identical to that for Corporate loans, as described below.”

Note 25. Fair Value Measurements

Changes in Level 3 Fair Value Category, page 247

4.              We note your response to prior comment 30 regarding the net transfer from Level 3 to Level 2 due to the shortening of the effective maturity date on structured repos.  In addition to your proposed future filings disclosure related to the misclassification in your footnote disclosure, please also include in your future filings disclosure the discussion about how the tightening or widening of the five-year agency curve affects the estimated maturity date of your structured reverse repos, and how and why structured reverse repos with expected maturities beyond five years are generally classified as Level 3.

Citi supplementally advises the Staff that it inadvertently did not include the misclassification footnote disclosure referenced in our prior response to comment #30 in our 2Q 2011 Form 10-Q, specifically, as a footnote to the table on pages 181-182 of the 2Q 2011 Form 10-Q.  Citi reaffirms to the Staff that we will include a footnote similar to the following in its applicable future filings:

“Reflects the reclassification of $1,127 million of structured reverse repos from ‘Federal funds purchased and securities loaned or sold under agreements to repurchase’ to ‘Federal funds sold and securities borrowed or purchased under agreements to resell.’ These structured reverse repos assets were incorrectly classified in 2008 and 2009, but were correctly classified on Citi’s Consolidated Balance Sheet for all periods.”

In response to the Staff’s current comment, as applicable, Citi intends to include additional disclosure similar to the following in its future filings:

“The significant changes from December 31, 2010 to June 30, 2011 in Level 3 assets and liabilities are due to:

•                  A decrease in Federal funds sold and securities borrowed or purchased under agreements to resell of $1.5 billion, driven primarily by transfers of certain collateralized long-dated callable reverse repos (structured reverse repos) of $1.4 billion from Level 3 to Level 2.  The Company has noted that there is more transparency and observability for repo curves (used in the determination of the fair value of structured reverse repos) with a tenor of five years or less;  thus, structured reverse repos that are expected to mature beyond the five-year point are generally classified as Level 3.  The primary factor driving the change in expected maturities in structured reverse repo transactions is the embedded call option feature that enables the investor (the Company) to elect to terminate the trade early.  During the six months ended June 30, 2011, the increase in interest rates caused the estimated maturity dates of certain structured reverse repos to shorten to less than five years, resulting in the transfer from Level 3 to Level 2.”

Citi believes the disclosure proposed above encapsulates the information requested by the Staff in a manner that is consistent with the level of disclosure otherwise provided by Citi in its discussion of the changes from Level 3 to Level 2 assets during the periods presented, which Citi believes is appropriate.

Items Measured at Fair Value on a Nonrecurring Basis, page 250

5.              We note your response to prior comment 31 regarding items measured at fair value on a nonrecurring basis.  We are unable to concur with your conclusion that impaired collateral-dependent loans written down to the collateral value, or loans measured at the loan’s observable market price as a practical expedient, are not required to be disclosed pursuant to the disclosure provisions in ASC 820-10-50-5 for nonrecurring fair value measurements.  Thus, please revise future filings to include these disclosures.

In future filings, we intend to include the amount of impaired loans that have been written down to the fair value of their underlying collateral in our Items Measured at Fair Value on a Nonrecurring Basis disclosure.  Citigroup has an insignificant amount of loans measured at the loan’s observable market price as a practical expedient for measuring credit impairment and, accordingly, we do not plan to provide disclosure regarding those loans in our future filings.

Note 26. Fair Value Elections

Certain Consolidated VIEs, page 254

6.              We note your response to prior comment 32 regarding the valuation of the mortgage loans included in your VIEs.  Please respond to the following:

•                  Provide an example calculation of how your valuation is performed.  For example, illustrate how the price for one of your beneficial interests is converted to the mortgage loan price.

The mortgage loans are valued as a pool in accordance with ASC 820 (FAS 157).  Therefore, Citi does not convert the value of a beneficial interest into an individual loan value.  To illustrate, assume a VIE has an outstanding pool of senior and subordinated certificates with a value of $200 million and $7 million, respectively, and a mortgage servicing right (“MSR”) value of $2 million.  The aggregate value of the beneficial interests and the MSR, or $209 million, is converted to a $209 million value for the pool of mortgage loans.

•                  Tell us how you concluded that there would not be other differences in value between mortgage loans, versus a securitized beneficial interest.  In this regard, please clarify how you concluded that there would not be a further liquidity adjustment on the mortgage loans.

As previously stated in our response to prior comment #32, a mortgage-backed securitization is established as a static vehicle in which all cash flows (after administrative and servicing fees) from the loans pass directly through to the beneficial interest holders.  In essence, the investor in a mortgage-backed securitization is paying for the cash flows of the underlying mortgage loans.  Therefore, the “exit price” for the beneficial interests of the securitization should equal the value of the underlying mortgage loans.

The principal market for the loans underlying the VIE continues to be the securitization market.  Citi does not believe that there would be any other differences in value between the mortgage loans and securitized beneficial interests.  The illiquidity of the mortgage market is reflected in the fair value measurement of each respective beneficial interest.  In other words, the investors in the mortgage-backed securitization market are already communicating to Citi the aggregate amount they are willing to pay (inclusive of liquidity) for the pool of mortgage loans being valued.  There is no observable evidence that another value for the mortgage loans would be more reliable or accurate.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 2.02

7.              We note your response to prior comment 38.  Please tell us how you concluded that the joint venture agreement is the type of agreement contemplated by Item 601(b)(2) of Regulation S-K, as opposed to Item 601(b)(10).

We note that the Morgan Stanley Smith Barney joint venture (“MSSB JV”) agreement was originally filed as an exhibit more than two years ago to provide information regarding the disposition by Citigroup of Smith Barney and certain other businesses.

As we indicated in our prior response, we further note for the Staff that the treatment of the MSSB JV agreement as an exhibit to Citigroup’s filings has previously been raised by the Staff in the comment process, in connection with the Staff’s review of Citigroup’s Form S-4 registration statement (File Number 333-158100) and the documents incorporated therein by reference.  Citi responded to the Staff in its comment response letter dated June 10, 2009 (in response to comment #6 in the Staff’s comment letter to Citi dated June 5, 2009) that the MSSB JV agreement would be filed as required on Citigroup’s Form 10-Q for the quarter ended June 30, 2009 as an Exhibit 2.0X.  This reflected our conclusion that the agreement is an instrument described in Item 601(b)(2) of Regulation S-K, which refers to “any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement.”

Following this comment and response, the Staff declared the above-referenced registration statement effective on July 17, 2009 without further comment or inquiries on the point.

To respond to the current comment, our conclusion in 2009 was, and it continues to be, that the MSSB JV agreement is a plan of disposition of the type contemplated by Item 601(b)(2).  Pursuant to the agreement, Citi disposed of 100% of Smith Barney and certain other businesses in exchange for a 49% stake in the newly formed MSSB JV and an upfront cash payment of $2.75 billion.  Our conclusion that the transaction was a disposition of a business and the MSSB JV agreement was a plan of disposition is supported by several other facts:

•                  We recorded a pretax gain of approximately $11.1 billion ($6.7 billion after-tax) on the disposition made pursuant to the agreement.

•                  We began to account for our interest in the MSSB JV using the equity method of accounting following the transaction.

•                  As part of the agreement, Morgan Stanley was granted options to purchase Citi’s remaining stake in the MSSB JV over three years starting in 2012.  Citi was granted various sale options through the MSSB JV agreement starting in 2012 as well.  As a result of the combined effect of these purchase and sale rights, it was, and currently remains, anticipated that Citi will exit the joint venture by the end of 2015.

Definitive Proxy Statement on Schedule 14A

Risk rating, page 51

8.              We note your response to prior comment 37.  To the extent you decide to use a risk rating system in connection with awarding named executive officer incentive compensation with respect to 2011, please confirm that you will discuss in the 2012 proxy whether the named executive officers received a positive rating or, to the extent they did not, discuss how the negative rating affected amounts awarded.  Please also confirm in your future filing, if true, that the rating was not determinative of the named executive officers’ 2011 award size.

If Citi decides to use a risk rating system in connection with awarding named executive officer incentive compensation with respect to 2011, Citi confirms it will discuss in the 2012 proxy whether the named executive officers received a positive rating or, to the extent they did not, how the negative rating affected amounts awarded.  Citi will also confirm in the 2012 proxy, if true, that the rating was not determinative of the named executive officers’ 2011 award size.

Form 10-Q for Quarterly Period ended March 31, 2011

First Quarter 2011 Executive Summary, page 5

9.     We note your response to prior comment 39.  We do acknowledge and are aware of the other disclosures you provided in other parts of your Form 10-Q related to the $3.0 billion release of the allowance for loan losses.  However, we continue to believe that to the extent that allowance for loan loss releases represent a significant portion of your earnings, this fact should be more prominently disclosed in the Executive Summary section, along with the fact that this income stream is not likely to be sustainable.  Please confirm that to the extent this occurs in the future, you will include more prominent disclosure in your Executive Summary section.  In this regard, we note that during the second quarter of 2011, you released $2.0 billion of allowance for loan losses, which represented 46% of your income from continuing operations before taxes and thus this should be more prominently highlighted in your June 30, 2011 Form 10-Q.

In response to the Staff’s comment and its prior comment #39, Citi reorganized and enhanced the following disclosure on page 5 of the Executive Summary in Citi’s 2Q 2011 Form 10-Q:

•                  In the first paragraph of the Executive Summary, we clearly state that Citi’s increase in net income year-over-year was driven by the significant decline in credit costs from the prior-year period, which more than offset the impact of lower revenues and the increase in operating expenses as compared to the prior-year period;

•                  We more prominently disclose and provide an analysis of our total provisions for credit losses and for benefits and claims year-over-year, and the individual components (net credit losses and loan loss reserve releases); and

•                  We state that the $2.0 billion net reserve release in the second quarter of 2011 reflected the lower expected loan losses inherent in the remaining loan portfolios.

As discussed with the Staff on Wednesday, August 3, 2011, Citi believes that its total cost of credit, and not its loan loss reserve release, is the more important factor and driver of our net income, and our disclosures reflect this point.  To state that our $2.0 billion loan loss reserve release constituted 46% of our income from continuing operations before taxes for the second quarter of 2011 can be misleading as it only presents part of the story.  In particular, loan loss reserve releases do not occur in a vacuum unrelated to other aspects of credit costs.  The continued decline in net credit losses, coupled with lower loan losses inherent in Citi’s loan portfolios, resulted in the significant decline in overall credit costs and, thus, the net loan loss reserve release for the quarter.

Viewed from a different angle, Citi does not believe it would be appropriate to state what its net income “would have been” (i.e., higher) during periods of significant loan loss reserve builds to its allowance for loan loss reserves.  (We note for the Staff that for the second quarter of 2011, our $3.4 billion provision for credit losses and for benefits and claims reduced our income from continuing operations before income taxes by 44%.)  Similarly, we do not view it as appropriate to characterize our loan loss reserve releases, which represent a component of our overall cost of credit, as an “unsustainable” portion of our net income.  The favorable credit cost development in comparison to the prior period is already prominently disclosed.  Citi will, of course, include disclosure as appropriate regarding credit costs in future periods.  Those credit costs (similar to Citi’s trading activities, net interest revenue, commissions and fees, etc.) will be impacted by general business, economic and customer conditions.

FICO and LTV Trend Information — U.S. Consumer Mortgage Lending, page 49

10.  We note your response to prior comment 40, including reference to your existing Form 10-Q disclosure related to delinquency rates.  However, your existing Form 10-Q disclosure does not appear to compare and contrast the reasons for the different trends in delinquency rates to the extent that the information provided in the first and last paragraphs of your response does.  We believe the information and explanation provided in your response would be helpful to disclose in future filings to better explain to readers the different trends and factors causing the delinquency rate trends to differ between your residential first mortgages and home equity loans.  Thus, please include this clarifying information in future filings.

In response to the Staff’s comment, in future filings, we intend to provide additional disclosure similar to that below, so long as material:

“Although home equity loans are typically in junior lien positions and residential first mortgages are typically in a first lien position, residential first mortgages historically have experienced higher delinquency rates as compared to home equity loans.  As of XXXX, the refreshed average FICO scores of borrowers under home equity loans and residential first mortgages were X and Y, respectively.  This is partially due to Citi’s restricting originations of home equity loans beginning in mid-2007 to only its retail channel (see page XX for further historical and other information on origination channels for home equity loans).  In addition, residential first mortgages are written down to collateral value less cost to sell at 180 days past due and remain in the delinquency population until full disposition through sale, repayment or foreclosure, whereas home equity loans are generally fully charged off at 180 days past due and thus removed from the delinquency calculation.  Due to the recent longer timelines to foreclose on a residential first mortgage (see page XX below), these loans tend to remain in the delinquency statistics for a longer period and, consequently, the 90 days or more delinquencies of these mortgages remain higher.  Despite this historically higher level of delinquencies for residential first mortgages, however, home equity loan delinquencies have generally decreased at a slower rate than residential first mortgage delinquencies.  Citi believes this is due to the lack of a market to sell delinquent home equity loans and the relatively fewer number of home equity loan modifications which, to date, have been the primary drivers of Citi’s first mortgage delinquency improvement (see page XX below).”

Value at Risk for Trading Portfolios, page 67

11.  We note that you calculate VAR over a one-day holding period and based on a 99% confidence level, and thus you should expect an average of two to three instances a year in which your actual losses would exceed your prior day VAR measure.  Based on your disclosures in your 2010 Form 10-K and your March 31, 2011 Form 10-Q, it is unclear whether you experienced exceptions at the level anticipated based on your confidence level.  Please tell us and expand your disclosures in future filings to address the following:

•                  Revise your disclosure in future filings to more clearly describe the method used (e.g. historical simulation, Monte Carlo, etc.), the period of historical data used for the analysis, and the level or number of market factors used when calculating VAR.

•                  Clarify how many times your trading losses breached VAR during 2009, 2010 and the first two quarters of 2011.  To the extent that the number of times is less than the two to three times expected during a year, please tell us how you determined your VAR model is statistically appropriate in light of so few exceptions over such a long time horizon.

In response to the Staff’s comment, Citi intends to include additional disclosure similar to the following in its future filings:

“VAR estimates, at a 99% confidence level, the potential decline in the value of a position or a portfolio under normal market conditions using a full Monte Carlo simulation, conservatively calibrated to incorporate both short-term (most recent month) and longer-term (up to three years) market conditions.  The Monte Carlo simulation involves approximately 300,000 market factors making use of 180,000 time series, with market factors updated daily and model parameters updated weekly.  During the periods set forth in the tables below, there were no backtesting exceptions (where trading losses exceeded the VAR estimate).”

We supplementally advise the Staff that the number of backtesting exceptions for 2009, 2010 and the six months ended June 30, 2011 was 2, 0 and 0, respectively.  Given the events of the last several years, Citi, in consultation with its banking regulator, has implemented a more conservative VAR (i.e., that the number of yearly backtesting exceptions is expected to be fewer than 2 under stable market conditions) and believes that the more conservative VAR remains statistically appropriate.

Note 6. Principal Transactions, page 93

12.  We note your response to prior comment 42 regarding your revenues earned from proprietary trading activities.  Please disclose in future filings your conclusions regarding the materiality of “bright line” proprietary trading to your revenues, along with your conclusions regarding the materiality and potential effects to your CCA business.

While Citi does not believe it is either useful or required to include disclosure in its SEC filings regarding businesses that are immaterial to its overall results of operations, as requested by the Staff, in future filings, until such time as Citi no longer engages in standalone “bright line” proprietary trading (as defined by the FSOC study), or until such time as there is additional guidance or clarity surrounding the scope of permissible market-making and hedging activities under the Volcker rule, Citi will include disclosure in its Note related to Principal Transactions similar to the following:

“Bright line’ proprietary trading, solely as described and defined in the Financial Stability Oversight Committee’s study released in January 2011, did not have a material impact on Citi’s principal transaction revenues during the periods reported above.”

Similarly, until such time as there is additional guidance or clarity surrounding the implementation of the fund provisions of the Volcker rule, including timeframes for divestment, Citi will include disclosure in its Note related to Investments similar to the following:

“Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Financial Reform Act), the Company will be required to limit its investments in and arrangements with “private equity funds” and “hedge funds” as defined under the statute and impending regulations.  Citi does not currently believe the implementation of the fund provisions of the Financial Reform Act will have a material negative impact on its overall results of operations.”

Note 23. Contingencies, page 171

13.  We note your response to prior comment 47 and reissue that comment.  You note that the affirmative and corrective actions that the Citigroup entities agreed to undertake are set forth in the Consent Orders and that you provided electronic links to the Consent Orders.  However, the affirmative and corrective actions described in the Consent Orders did not become part of your SEC filings simply because you included an electronic link to the Consent Orders.  Please provide us with draft disclosure to be included in future filings that specifically describes the affirmative and corrective actions that the Citigroup entities agreed to undertake.

To clarify our prior response to the Staff’s comment #47, by including an electronic link to the Consent Orders, Citi was not attempting to make the affirmative and corrective actions set forth in the Consent Orders part of its SEC filings.  Rather, the purpose of providing the link was to identify the Consent Orders as public documents that investors can access, just as in other circumstances and consistent with common practice we provide a court docket number or other source for further, publicly available information, to the extent available.

Citi continues to believe that including a mere recitation of the undertakings set forth in the Consent Orders (which were substantially the same for the 14 largest mortgage servicers who entered into the Consent Orders with the banking regulators, and were widely-reported at the time) would not provide any material information to investors, particularly four months after the date of the Orders.  It is also important to note that many of the undertakings in the Consent Orders were undertakings to submit plans to the banking regulators, or to undergo future reviews with respect to foreclosure processes.  We believe that a bullet-point listing to submit plans, or undergo reviews, would add length to our disclosures but would not be meaningful information for our investors.

The relevant issue to be evaluated for purposes of disclosure, in our view, is not what the undertakings set forth in the Consent Orders are, but what impact they will have on Citi, including its foreclosure processes and costs, given its own facts and circumstances.  In this regard, as we stated in our prior response, we continue to believe that the annual cost of compliance with the Consent Orders will not have a material impact on the results of operations or financial condition of our consumer mortgage businesses or on Citigroup, including on the valuation of our MSRs.

In reaching these conclusions, we have considered in particular the relative size of our mortgage servicing business and the fact that Citi made improvements to its foreclosure processes a significant period of time before the Consent Orders.  (See, e.g., Citi’s Current Report on Form 8-K, dated November 17, 2010.)  Of course, if circumstances change and we conclude in the future that the impact of the Consent Orders on Citi has become material, we will make appropriate disclosure of the relevant requirements and the material impact at that time.

As we state above, enhancement of our disclosures is an objective we share with the SEC Staff.  We also believe, as the SEC has stated, that it is better to avoid disclosure that does not address material matters and is not helpful to investors, particularly given the already lengthy nature of SEC filings.  We believe the additional disclosure requested by the Staff pertaining to the Consent Orders would not address material matters and would not be helpful to investors.

Second Quarter 2011 Earnings Review Presentation

14.  We note your disclosures on page 20 of the fixed income investor review presentation, published on your website on July 15, 2011, that your home equity loan delinquency trends and net credit losses have consistently declined every period since second quarter 2009, including an 11% decrease in both 90+ days past due and net credit losses in the second quarter 2011 compared to the first quarter 2011.  We also note that during your second quarter 2011 conference call, it was noted that a modest increase was recorded in your allowance primarily related to home equity loans.  In future filings, please discuss the drivers of the increase in the allowance related to your home equity loans, including whether you made any changes to your allowance methodology or policy related to these loans.

Pursuant to the above comment, the Staff indicates that it was noted in Citi’s second quarter 2011 conference call that “a modest increase was recorded in your allowance primarily related to home equity loans.”  That comment related to slide 20 of the referenced presentation, which specifically covered the North American mortgage portfolio in Citi Holdings.  As the aforementioned allowance increase was modest for that portfolio, it was even less significant for Citigroup.  Therefore, it was not specifically addressed in Citi’s 2Q 2011 Form 10-Q, nor would such an increase be disclosed in future filings, as it was not and is not material, nor do we believe it would be meaningful, to the readers of Citi’s financial statements.

Further, while page 20 of the abovementioned fixed income investor review presentation notes the improvement in delinquencies and net credit losses for home equity loans, it also indicates that the year-over-year change in the S&P/Case-Schiller Home Price Index had steadily declined from the second quarter of 2010 through the first quarter of 2011.  The Significant Accounting Policies and Significant Estimates — Allowance for Credit Losses section of Citi’s 2010 Annual Report on Form 10-K, as well as Note 1 to Citi’s financial statements included therein, disclose the factors considered in determining the allowance for loan losses for all loans.  For its delinquency-managed, smaller homogeneous loans such as home equity loans, the following factors are noted: “leading credit indicators, including loan delinquencies and changes in portfolio size as well as economic trends including housing prices, unemployment and GDP.”  Thus, not all factors that Citi considers in estimating its allowance for loan losses for home equity loans have been improving in recent quarters.  This “continued pressure on home prices” is noted on page 52 of Citi’s 2Q 2011 Form 10-Q.

As noted in our response to the Staff’s comment #9 above, we provided a significant amount of disclosure regarding our credit costs in the Executive Summary of Citi’s 2Q 2011 Form 10-Q, including our provisions for credit losses and for benefits and claims, as well as our loan loss reserve releases.  In addition, the Citicorp and Citi Holdings business discussions, and the Managing Global Risk — Credit Risk sections within MD&A, disclose various credit cost drivers for Citigroup in detail.  Citi intends to continue disclosure similar to this in future filings, so long as material, including disclosure of any significant allowance methodology or policy changes, as applicable.

15.  We note your discussion on page 26 of the fixed income investor review presentation, published on your website on July 15, 2011, that as of June 30, 2011, you had $13 billion of net funded exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain (GIIPS), as well as financial institutions and corporations domiciled in those countries.  Please respond to the following and expand your disclosures in future filings to address the following:

As we discussed with the Staff on Wednesday, August 3, 2011, Citi included the disclosures referenced by the Staff in its 2Q 2011 Form 10-Q (page 84).  We also note for the Staff that, following the earnings and fixed income presentations, we received requests from investors to disclose our gross exposure to the GIIPS and, as discussed below and as set forth on page 84, we included such disclosure.  Accordingly, particularly in light of the size of the exposure, we believe the significant amount of information we have disclosed regarding our GIIPS exposure is responsive to the questions and concerns of our investors, but also maintains an appropriate balance with respect to our ongoing client relationships in each of these countries.  We intend to continue to include this disclosure in our future filings, updating or revising the information as the circumstances and conditions continue to evolve, to the extent the disclosure is material.

•                  Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

The table and accompanying narrative on page 84 sets forth Citi’s aggregate net funded exposure to the GIIPS, broken down between trading and AFS portfolio exposure and net credit exposure; net credit exposure is further broken down between sovereigns, financial institutions and corporations.  We believe that these are the material categories of our net credit exposure within the GIIPS and we do not believe it is material or necessary to break down the information further.  In addition, we included the following disclosure which clearly describes, on a quantitative and qualitative basis, the hedging activity and collateral subtracted from Citi’s GIIPS exposure to arrive at the net funded exposure disclosure, thereby allowing investors to calculate the gross exposure ($22.5 billion) as of June 30, 2011:

“The $13.5 billion in existing net funded exposure has been reduced by approximately $2.0 billion in non-GIIPS margin posted under legally-enforceable margin agreements, as well as approximately $7.0 billion in hedge positions (approximately 60% sovereigns and 40% corporate), consisting of purchased credit protection from non-GIIPS financial institutions.”

Citi also notes for the Staff the following disclosure which further describes what has not been subtracted from Citi’s GIIPS exposure:

“In addition, the $13.5 billion in existing net funded exposure has not been reduced by approximately $3.6 billion in additional collateral held, which takes a variety of forms, from securities, to receivables, to hard assets, and is held under a variety of collateral arrangements.  It has also not been reduced by established SFAS 5 or SFAS 114 credit loss reserves associated with these exposures.”

While a country-by-country breakdown of Citi’s exposure to each of these countries, including the sovereign entities, may generate media headlines, we do not believe it provides material information for our investors, particularly since we are providing our gross exposure, as of quarter-end, to our significant client categories within the region.  Moreover, Citi strongly believes, and emphasizes to the Staff, that country-by-country disclosure could seriously jeopardize Citi’s client relationships and further exacerbate instability within the region.  For example, as a result of such disclosure, Citi could be viewed withdrawing its support for clients within one particular country, which could harm its client relationships (including sovereigns, financial institutions and corporates) within the country, as well as its global customers given Citi’s global franchise.  (We note for the Staff the last paragraph included on page 84.)  Such disclosure could also increase the perception of the country as more risky than others.  Citi believes that its course of disclosure avoids the risk of creating such uncertainty and instability, particularly against the backdrop of Citi’s conclusion that the information is not material.  Accordingly, Citi does not intend to disclose, on a country-by-country basis, its gross and net exposure to the GIIPS in its future filings.

•                  Discuss the different hedges and collateral maintained to arrive at your net exposure at June 30, 2011;

Please see our response to the first bullet above.

•                  Separately discuss, by country, and on a gross basis, the $9 billion of unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure;

For the reasons set forth in our response in the first bullet above, Citi does not intend to disclose its unfunded exposure in the GIIPS on a country-by-country basis in its future filings.  In addition, the $9 billion of unfunded exposure as of June 30, 2011 is presented on a gross basis, i.e., without the impact of any purchased credit protection.  Citi has not purchased any additional credit protection on the unfunded exposure, beyond the $7.0 billion noted above.

•                  Clarify whether you have any Greek sovereign bonds or loans, and whether you have taken credit impairment on these instruments as of June 30, 2011 and if not, please tell us how you concluded that these instruments were not credit impaired; and

Citi supplementally advises the Staff that, as of June 30, 2011, it had no Greek sovereign bonds classified as AFS, and the amount of Greek bonds held in the trading portfolio (out of the $1.6 billion of trading/AFS exposure disclosed on page 84 of the 2Q 2011 Form 10-Q) and Greek sovereign loans (out of the $1.6 billion of funded loans to sovereigns disclosed on such page) was negligible.  These amounts are not material and thus Citi does not intend to separately disclose them in its future filings.

•                  Please clarify if you have any credit derivatives purchased or sold related to these countries and if so, how that is included in your gross and net amounts of exposure.

As disclosed on page 84 of the 2Q 2011 Form 10-Q and set forth above, the $13.5 billion of net funded exposure to the GIIPS as of June 30, 2011 was reduced by approximately $7 billion in hedge positions, which includes the notional amount of credit derivatives purchased related to these countries.  Any credit derivatives purchased or sold in respect of these countries as part of a trading strategy are included in the $1.6 billion of assets held in trading and AFS portfolios.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer